NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES BOSTON HOUSTON DALLAS FORT WORTH AUSTIN	FIRM and AFFILIATE OFFICES Dean M. Colucci Partner Direct Dial: +1 973 424 2020 Personal Fax: +1 973 556 1406 E-Mail: dmcolucci@duanemorris.com www.duanemorris.com	HANOI HO CHI MINH CITY SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NORTH JERSEY LAS VEGAS SOUTH JERSEY SYDNEY MYANMAR ALLIANCES IN MEXICO

August 19, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: J. Conlon Danberg

Re:	Monogram Technologies Inc.

Ladies and Gentlemen:

On behalf of our client, Monogram Technologies Inc., a Delaware corporation (the “Company”), we are writing to respond to the verbal comment from J. Conlon Danberg of the staff of the Securities and Exchange Commission (the “Staff”) on August 15, 2025 (the “Verbal Comment”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 11, 2025 (File No. 001-41707) (the “Preliminary Proxy Statement”).

To assist your review, set forth below in bold is the comment of the Staff stated in the Verbal Comment and further below is the response of the Company with respect thereto. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Preliminary Proxy Statement.

1.	Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, please consider prior staff no-action letters on this topic, such as Minnesota Mining and Manufacturing Co., SEC No-Action Letter (Oct. 13, 1998).

Duane Morris llp
22 Vanderbilt, 335 Madison Avenue, 23rd Floor NEW YORK, NY 10017-4669	PHONE: +1 212 692 1000	FAX: +1 212 692 1020

Attention: J. Conlon Danberg August 19, 2025 Page 2

Response to Comment

The Company respectfully advises the Staff that (i) the contractual contingent value rights (the “CVRs”) as described in the Preliminary Proxy Statement are not “securities” under the Securities Act of 1933, as amended (the “Securities Act”), (ii) registration of the offer and sale of the CVRs under the Securities Act is not required and (iii) treating the CVRs as securities would be inconsistent with the position consistently taken by the Staff in no-action letters whereby the Staff has not recommended enforcement action in connection with the issuance, without registration, of contingent deferred payment rights bearing the same essential characteristics as the CVRs. We believe that the CVRs described in the Preliminary Proxy Statement represent contractual rights to receive a specified payment upon the achievement of certain specified milestones as further described below.

Staff No-Action Letter Precedents

The Staff has consistently taken the position that it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent deferred payment rights, having the same essential characteristics as the CVRs included in the Company’s proposed merger, were not registered under the Securities Act. In the Minnesota Mining and Manufacturing Co. SEC No-Action Letter (Oct. 13, 1988) and other no-action letters, the Staff has consistently granted no-action relief in connection with contractual contingent payment rights in a proposed tender offer or merger if the following factors (which are applicable to the CVRs in this transaction) apply:

(1)	the rights are an integral part of the consideration to be received in the merger or tender offer;

(2)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights;

(3)	the rights do not bear a stated rate of interest;

(4)	the rights are generally nontransferable, with limited exceptions; and

(5)	the rights will not be evidenced by any form of certificate or instrument.[1]

1 See, e.g., Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1988); Marriott Residence Inn Ltd. P’ship II (avail. May 8, 2002); Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); First Boston, Inc. (avail. Dec. 2, 1988); Essex Commc’n Corp. (avail. June 28, 1988); Slater Dev. Corp. (avail. Apr. 7, 1988); Lorimar, Inc. (avail. Nov. 4, 1985); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

Attention: J. Conlon Danberg August 19, 2025 Page 3

In addition to the foregoing factors, in other no-action letters the Staff has noted as a factor when granting such no-action relief that the CVRs will be granted pro-rata2 and transfers by will or intestacy are permitted.3 Furthermore, the Staff has sometimes sought confirmation that any amount ultimately paid to the selling stockholders pursuant to a CVR will not depend on the operating results of a surviving company or any constituent company to an applicable merger.4 When the Staff has considered whether any contingent payments will depend on a company’s operating results, it has applied this requirement narrowly to find, for example, that milestones related to revenues generated by particular products do not depend on the overall operating results of the applicable company and has granted no-action relief.5

Recent Transactions

The criteria established in the no-action letters noted above are well-established and have been relied on in numerous transactions involving contractual contingent payment rights that were not registered under the Securities Act, including but not limited to the following recent transactions:

•	Novartis AG’s 2025 acquisition of Regulus Therapeutics Inc., in which Novartis agreed to pay Regulus shareholders $7.00 per share in cash plus one contingent value right representing the right to receive $7.00 in cash, upon the first achievement of FDA approval of a product to treat a certain condition.

•	Bristol-Myers Squibb’s 2024 acquisition of Mirati Therapeutics, Inc., in which Bristol-Myers Squibb agreed to pay Mirati shareholders $58.00 per share in cash plus one contingent value right, which represented representing the right to receive $12.00 in cash, upon (i) the submission of a New Drug Application to the FDA for the approval of a new drug and (ii) the FDA’s confirmation of acceptance of the filing of such New Drug Application.

•	AstraZeneca’s 2024 acquisition of Icosavax, Inc., in which AstraZeneca agreed to pay Icosavax shareholders $15.00 per share in cash plus one contingent value right representing the right to receive up to $5.00 in cash, upon (i) FDA approval of a product for use in the prevention of certain diseases, or (ii) the first achievement of $200,000,000 of cumulative net sales of all products in the aggregate in the European Union, the United Kingdom and Canada during a specified time period.

•	Domtar Corporation's 2023 acquisition of Resolute Forest Products Inc., in which Domtar agreed to pay Resolute Forest shareholders $20.50 per share plus one contingent value right per share, entitling the holder to a share of certain future refunds on deposits in respect of estimated softwood lumber duties.

•	Eli Lilly's 2021 acquisition of Prevail Therapeutics Inc., in which Eli Lilly agreed to pay Prevail shareholders $22.50 per share plus one contingent value right representing the right to receive up to $4.00 in cash, upon the receipt of regulatory approval of certain products in specified jurisdictions.

•	Alexion Pharmaceuticals, Inc.’s 2019 acquisition of Achillion Pharmaceuticals, Inc., in which Alexion Pharmaceuticals, Inc. agreed to pay, for each share of Achillion Pharmaceuticals, Inc., $6.30 in cash and one non-transferable CVR, which represented the right to receive two payments of $1.00 in cash payable upon the achievement of certain milestones related to the trial and approval of a new drug.

2 See, e.g., Marriott Residence Inn Ltd. P’ship II (avail. May 8, 2002) and Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002).

3 See, e.g., Marriott Residence Inn Ltd. P’ship II (avail. May 8, 2002); Marriott Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

4 See Genentech Clinical Partners (avail. Apr. 18, 1989) and Northwestern Mutual Life Insurance Co. (avail. Mar. 3, 1983); but see Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1988).

5 See Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); and Essex Commc’n Corp. (avail. June 28, 1988).

Attention: J. Conlon Danberg August 19, 2025 Page 4

•	Gurnet Point Capital’s November 2018 acquisition of Corium International, Inc., in which Gurnet Point agreed to pay Corium shareholders $12.50 per share in cash plus one contingent value right per share, which represented the contractual right to receive a cash payment of $0.50 per share based on whether Corium’s lead product candidate obtained FDA approval prior to March 31, 2020.

•	Mallinckrodt plc’s 2017 acquisition of Ocera Therapeutics, Inc., in which Mallinckrodt agreed to pay Ocera stockholders cash consideration, plus a contingent value right representing the right to receive cash payments upon the achievement of certain specified milestones, such as enrollment of patients in clinical trials and the achievement of certain revenue levels relating to a product.

•	Allergan plc and Sapphire Acquisition Corp’s 2016 tender offer for all of the outstanding shares of Tobira Therapeutics, Inc., in which the purchasing parties agreed to pay $28.35 in cash for each share of Tobira, plus a nontransferable CVR payable upon certain milestones related to the trial, approval and launch of a new, experimental drug.

•	Shire Pharmaceuticals International’s 2016 acquisition of Dyax Corp., in which Shire Pharmaceuticals International agreed to pay, for each share of Dyax Corp., $37.30 in cash and one non-transferable CVR, which represented the right to receive a payment of $4.00 in cash upon certain drug licensing approval milestones.

•	BioMarin Falcons B.V. and BioMarin Giants B.V.’s 2015 acquisition of Prosensa Holding N.V., in which BioMarin Falcons B.V. and BioMarin Giants B.V. agreed to pay, for each issued and outstanding ordinary share of Prosensa Holding N.V., $17.75 in cash, plus a nontransferable CVR, which represented the contractual right to receive cash payments upon the achievement of certain product approval milestones.

•	Daiichi Sankyo Company, Ltd’s 2014 tender offer for all of the outstanding shares of Ambit Biosciences Corporation, in which Daiichi Sankyo agreed to pay, for each share of Ambit Biosciences, $15 in cash plus a nontransferable CVR to receive cash payments upon the achievement of certain commercialization milestones related to the launch in the United States of products approved to treat certain conditions.

The Contingent Value Rights in the Merger

As described below, each of the five factors relied on by the Staff in the relevant no-action letters are applicable to the CVRs in this transaction. The Company and Zimmer Biomet Holdings, Inc. (“Zimmer Biomet”), the ultimate purchaser of the Company in the merger, structured the CVRs to comply with the Staff’s criteria. Each CVR received by a holder of Company common stock in this transaction will represent a non-tradeable contractual contingent right to receive a cash payment of up to an aggregate of $12.37 per CVR, contingent upon the achievement of certain milestones as described below, in each case subject to any required tax withholding and without interest, in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”).

Attention: J. Conlon Danberg August 19, 2025 Page 5

As described in the Preliminary Proxy Statement, each CVR represents the right to receive, subject to the achievement of certain milestone payment triggers, a cash payment of $1.04 per CVR for the First Milestone, $1.08 per CVR for the Second Milestone, up to $3.41 per CVR for the Third Milestone, up to $3.41 per CVR for the Fourth Milestone and up to $3.43 per CVR for the Fifth Milestone. The applicable milestone payment trigger conditions are as follows:

Milestone	Milestone Trigger	Milestone Payment	Milestone Expiration
First Milestone	Completion of a proof-of-concept demonstration of its robotic system for unicompartmental (partial) knee arthroplasty, which shall be made available to Zimmer Biomet’s designated executives; provided, however, that such demonstration shall be made available during the period beginning on January 1, 2026 and ending on the later of (a) January 31, 2026 or (b) 30 days after the closing date of the Merger.	$1.04 per CVR	Later of (a) January 31, 2026 and (b) 30 days after the Closing Date
Second Milestone	The grant by the FDA of 510(k) clearance of the Company’s fully autonomous robotic system for use with Parent Implants (as defined in the CVR Agreement), as evidenced by receipt of a formal clearance letter from FDA indicating that the system has been found to be “substantially equivalent” to a predicate device and that the Company may proceed with marketing of the system in the U.S.	$1.08 per CVR	December 31, 2027
Third Milestone	The achievement of Gross Revenue (as defined in the CVR Agreement) between January 1, 2028 and December 31, 2028 that is at least equal to $156,000,000.	$3.41 per CVR	December 31, 2028
Fourth Milestone	The achievement of Gross Revenue between January 1, 2029 and December 31, 2029 that is at least equal to $381,000,000.	$3.41 per CVR	December 31, 2029
Fifth Milestone	The achievement of Gross Revenue between January 1, 2030 and December 31, 2030 that is at least equal to $609,000,000.	$3.43 per CVR	December 31, 2030

Attention: J. Conlon Danberg August 19, 2025 Page 6

As described below, the CVRs to be issued in the merger have each of the required characteristics the Staff has identified in the cited no-action letters and that we believe were present in the recent transactions listed above:

•	The CVRs are an integral part of the consideration to be received by the holders of the Company’s common stock in the Merger and will be granted pro rata.

•	The CVRs will not represent any equity or ownership interest in the Company, Zimmer Biomet, or any affiliate thereof, in any constituent company to the merger, or in any other person and will not be represented by any certificates or other instruments. In addition, the CVRs will not have any voting or dividend rights and no interest shall accrue on any amounts payable on the CVR to any holder.

•	The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a “Permitted Transfer” as defined in the CVR Agreement, which includes only the following: (a) upon death of a holder by will or intestacy; (b) pursuant to a court order (including through a divorce decree); (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by Depository Trust Company; (e) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (f) to Zimmer Biomet, if at any time a holder abandons all of such holder’s remaining rights in a CVR by transferring such CVR to Zimmer Biomet without consideration therefor; or (g) any other transfer approved in writing by the rights agent and Zimmer Biomet; provided that, in each case, the transfer complies with applicable securities laws and the transferee agrees in writing, if required, to be bound by the terms of this Agreement and to execute any necessary documentation required by Parent or the Rights Agent to effect such transfer. (Emphasis added). The addition of clause (g) was included solely to address the fact that these CVRs will exist until December 31, 2030 and, if the relevant milestone is achieved, not be paid out until the second quarter of 2031, a period of almost 6-years. Clause (g) confirms that any Permitted Transfer pursuant to this clause must comply with current federal securities laws at the time of such proposed transfer and the sole purpose and effect of this clause is to provide that in the event that federal securities laws and regulations regarding the treatment of the transferability of CVRs evolve over the almost six-year existence of the CVRs, clause (g) would potentially permit transfers that comply with the requirements of federal securities laws and regulations at such future time.

•	Any amount ultimately paid to stockholders pursuant to the CVRs is not dependent upon the general operating results of the Company, Zimmer Biomet or any affiliate thereof. Rather, such amounts will depend only on the achievement of the Milestones.

Attention: J. Conlon Danberg August 19, 2025 Page 7

Accordingly, we respectfully submit that the CVRs fit within the long line of no-action letters issued by the Staff on this topic and thus are not “securities” within the meaning of Section 2(a)(1) of the Securities Act, and, accordingly, registration of the offer and sale of the CVRs under the Securities Act is not required.

****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (973) 424-2020.

Very truly yours,

Duane Morris LLP

/s/ Dean M. Colucci
Dean M. Colucci Partner

cc:	Monogram Technologies, Inc.
Darrick Mix
Duane Morris LLP